SECU 02021345 COMMISSION
...49

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 26 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mutual Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16820 Ventura Blvd. 2nd Floor
(No. and Street)

Encino (City) California (State) 91436 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. Sabol 818-990-0992
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Lorenz, CPA
(Name — *if individual, state last, first, middle name*)

22120 Clarendon St., #220, (Address) Woodland Hills, (City) California (State) 91367 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, William Sabol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

BERNARD CLAUDE D'ORNELLAS
Commission # 1188438
Notary Public - California
Los Angeles County
My Comm. Expires Jul 25, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MUTUAL SECURITIES, INC.

REPORT PURSUANT TO RULE 17A-5(e)(4)

FOR THE PERIOD FROM JANUARY 1, 2001

TO DECEMBER 31, 2001

CONTENTS

**Michael R. Lorenz**
**CPA**

Michael R. Lorenz CPA
4130 Cahuenga Blvd.
Suite 205
Toluca Lake, CA 91602-2847

Phone: 818 762-2597
FAX: 818 762-4916
email: MLorenz935@AOL.COM

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mutual Securities, Inc.

We have audited the accompanying statement of financial condition of Mutual Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in shareholders' equity and cash flows for the period from January 1, 2001 to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Mutual Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the period from January 1, 2001 to December 31, 2001 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

MICHAEL R. LORENZ
CERTIFIED PUBLIC ACCOUNTANT

Woodland Hills, California
February 12, 2002

# MUTUAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents (Notes 1 and 2) | $ | 814,745 |
| Commissions receivable | | 196,813 |
| Property and equipment, net (Note 3) | | 39,429 |
| Other assets | | 111,100 |
| Prepaid expenses | | 29,273 |
| TOTAL ASSETS | $ | 1,191,360 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 19,170 |
| Commissions payable | | 269,696 |
| TOTAL LIABILITIES | $ | 288,866 |
| Shareholder's equity: | | |
| Common stock, 100,000 shares authorized, 31,216 shares issued and outstanding | $ | 23,413 |
| Additional paid in capital | | 142,726 |
| Retained earnings | | 736,355 |
| TOTAL SHAREHOLDER'S EQUITY | | 902,494 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,191,360 |

See auditor's report and accompanying notes to financial statements

# MUTUAL SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2001

| | |
|---|---|
| Revenue: | |
| Agency commission | $ 4,891,097 |
| Principal commission | 650,363 |
| Mutual fund syndication | 994,758 |
| Trading income | 89,857 |
| Insurance and annuity | 315,617 |
| Other income | 322,023 |
| Interest income | 15,146 |
| TOTAL REVENUE | $ 7,278,861 |
| Operating expenses: | |
| Clearing & floor brokerage fees | $ 680,375 |
| Commissions | 4,819,820 |
| Trading errors and bad debts | 38,665 |
| Salaries and wages | 851,289 |
| Advertising | 11,412 |
| Data processing | 35,669 |
| Depreciation and amortization | 34,000 |
| Insurance | 116,970 |
| Licenses and fees | 64,831 |
| Occupancy | 74,595 |
| Professional fees | 103,878 |
| Payroll taxes | 50,935 |
| Postage and delivery | 27,831 |
| Printing | 87,082 |
| Quotes | 120,010 |
| Other operating expenses | 132,303 |
| TOTAL OPERATING EXPENSES | $ 7,249,665 |
| Net income before taxes | $ 29,196 |
| Income taxes | 800 |
| NET INCOME | $ 28,396 |

See auditors report and accompanying notes to financial statements.

# MUTUAL SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2001

| | Common Stock | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance January 1, 2001 | $23,413 | $142,726 | $707,959 | $874,098 |
| Net Income | | | $ 28,396 | $ 28,396 |
| Balance December 31,2001 | $23,413 | $142,726 | $736,355 | $902,494 |

See auditor's report and accompanying notes to financial statements.

## MUTUAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

| | |
|---|---|
| CASH FLOWS USED IN OPERATING ACTIVITIES; | |
| Net Income | $ 28,396 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 34,000 |
| Decrease in accounts receivable | 1,573 |
| Decrease in commissions receivable | 70,065 |
| Decrease in securities owned | 22,375 |
| Decrease in other assets | 14,609 |
| Increase in accounts payable | 4,136 |
| Decrease in commissions payable | (45,479) |
| Decrease in other payables | (1,115) |
| Net cash from operating activities | $ 128,560 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of fixed assets | (13,644) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | $ 114,916 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 699,829 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 814,745 |

See auditor's report and accompanying notes to financial statements.

# MUTUAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business

Mutual Securities, Inc. ("the Company") was incorporated under the laws of the State of California on January 31, 1983. The Company has been organized to engage in the stock brokerage business. The Company is registered as a broker-dealer in securities with the Securities Exchange Commission. The Company does not carry customer accounts.

### Revenue recognition

Commission income is recorded at the time the transaction is settled and the income can be reasonably determined. Interest income is recognized when earned.

### Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the asset.

### Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Income Taxes

The Company has elected to be taxed as an S Corporation under Section 1362(a) of the Internal Revenue Code. The effect of this election is that taxable results of operations and tax credits generated are reported on the individual income tax returns of the shareholders. Accordingly, it has made no provision for federal income taxes.

NOTE 2 - CASH AND CASH EQUIVALENTS

At December 31, 2001 cash and cash equivalents consisted of the following:

| | |
|---|---|
| Cash | $ 814,745 |
| Total cash and cash equivalents | $ 814,745 |

Included in the cash balance of $814,745 is $150,000 which the Company maintains in an escrow account with its clearing agent.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment are carried at cost. At December 31, 2001, property and equipment consisted of the following:

| | |
|---|---|
| Office equipment | $ 121,524 |
| Furniture and fixtures | 12,857 |
| | 134,381 |
| Less accumulated depreciation | ( 94,952) |
| Property and equipment, net | $ 39,429 |

Depreciation expense was $34,000

NOTE 4 - PROFIT SHARING PLAN

The Company has implemented a simplified employee pension retirement plan. Contributions to the plan are based on the employee reaching age 21 and having at least two years of service. All contributions to the plan are made at the discretion of the Company. Total contributions made for the 2001 plan year were $ -0-.

## NOTE 5 - COMMITMENTS

### Lease commitment

The Company has entered into a lease agreement for office space under a non-cancelable lease which commenced February 1, 1999 and expires January 31, 2004. The lease contains provisions for operating expenses based on actual costs incurred by the lessor. Future minimum lease payments under the lease are as follows:

| Year | Amount |
|---|---|
| 2002 | 72,436 |
| 2003 | 72,436 |
| 2004 | 6,036 |
| | $150,908 |

## NOTE 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2001, the Company had net capital, as defined, of $722,692.

**MUTUAL SECURITIES, INC.**

COMPUTATION OF NET CAPITAL
SCHEDULE I
DECEMBER 31, 2001

| | |
|---|---|
| CREDITS; | |
| Common stock | $ 23,413 |
| Additional paid in capital | 142,726 |
| Retained Earnings | 736,355 |
| NET CREDITS | $ 902,494 |
| DEBITS; | |
| Property and equipment, net | 39,429 |
| Other assets | 140,373 |
| NET DEBITS | $ 179,802 |
| NET CAPITAL | 722,692 |
| Minimum net capital requirements of the greater of $100,000 or aggregate indebtdness | 100,000 |
| EXCESS NET CAPITAL | $ 622,692 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 288,866 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 46% |

See auditor's report and accompanying notes to financial statements.

# MUTUAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
SCHEDULE II
DECEMBER 31, 2001

A computation of reserve requirements is not applicable to Mutual Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k) (2) (i), (k) (2) (ii).

See auditor's report and accompanying notes to financial statements.

**MUTUAL SECURITIES, INC.**

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
SCHEDULE III
DECEMBER 31, 2001

Information relating to possession or control requirements is not applicable to Mutual Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2).

See auditor's report and accompanying notes to financial statements.

## MUTUAL SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
SCHEDULE IV
For the year ended December 31, 2001

| Description | Credits | Changes | Capital | Indebtedness | Ratio |
|---|---|---|---|---|---|
| Company's computation | $ 902,230 | $ 180,800 | $ 721,430 | $ 100,000 | 41% |
| Audit adjustments made subsequent to the Company's filing with the National Association of Securities Dealers, Inc. on or about January 21, 2002. | 264 | ( 998) | 1,262 | -0- | |
| Computation per Schedule 1 | $ 902,494 | $ 179,802 | $ 722,692 | $ 100,000 | |

See auditor's report and accompanying notes to financial statements.

Michael R. Lorenz
CPA

Michael R. Lorenz CPA
4130 Cahuenga Blvd.
Suite 205
Toluca Lake, CA 91602-2847

Phone: 818 762-2597
FAX: 818 762-4916
email: MLorenz935@AOL.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY S.E.C. RULE 17A-5

To the Board of Directors
Mutual Securities, Inc.

We have examined the financial statements of Mutual Securities, Inc. for the period ended December 31, 2001 and have issued our report thereon dated February 12, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Mutual Securities, Inc.
Page Two

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Mutual Securities, Incorporated taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

MICHAEL R. LORENZ
CERTIFIED PUBLIC ACCOUNTANT

Woodland Hills, California
February 12, 2002